82-4420



EVERGREEN

EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 25057786 (10 LINES)
TELEX:11476 EVERMARINE, 21567 EVERMARINE


03022058

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

April 30, 2003

Re: The information required by Rule 12g3-2(b)
from Evergreen Marine Corporation
(Taiwan) Ltd. (" the Company ")

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from October 1, 2002 to March 31, 2003 for your file.

If you have any question, please feel free to contact the undersigned.
(TEL: 886-2-2509-3660#301)

Very truly yours,



Grace Hsieh Shu-Hui
Stock Department

6/3

FORM NO. GAD-026-01

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from October 1, 2002 to March 31, 2003

1.Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

2.Reports released publicly on the website: http://mops.tse.com.tw

A. Monthly operation statements from October of 2002 to March of 2003 (brief English description as attachment 2-A)

B. Monthly reports on changes in shareholding and creation and release of pledge of common shares held by directors, supervisors, managers and 10% Shareholders from October of 2002 to March of 2003 (brief English description as attachment 2-B)

Attachment 1- A

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Date: December 16, 2002

Announcement of subscribing 330,000 new shares of "Peony Investment S.A." in the amount of USD33,000,000.

2.Date: March 11, 2003

Announcement of selling five container ships -Ever Goods, Ever Gaining, Ever Given, Ever Guest, Ever General- to "Greencompass Marine S.A." in total amount of NTD1,136,100,693.

3.Date: March 27, 2003

Announcement of convening the 2003 Annual General Meeting of Shareholders at 9:00a.m. on June 20, 2003 at 15F, No.163, Shin-nan Rd., Sec. 1, Luchu, Taoyuan Hsien, Taiwan, R.O.C.

Attachment 2-A

Monthly Operation Statements of
Evergreen Marine Corporation (Taiwan) Ltd.
(Brief English Description)

1.Statements of operation for October 2002 (publicly announced on the website: http://mops.tse.com.tw)

Date: November 29, 2002
Net operating revenue: NTD 3,406,660,000
Amount of Endorsements/Guarantees: NTD 43,740,970,000
Balance of Third-Party Loan: NTD 903,790,000

2.Statements of operation for November 2002 (publicly announced on the website: http://mops.tse.com.tw)

Date: December 31, 2002
Net operating revenue: NTD 2,981,520,000
Amount of Endorsements/Guarantees: NTD 43,217,527,000
Balance of Third-Party Loan: NTD 973,100,000

3.Statements of operation for December 2002 (publicly announced on the website: http://mops.tse.com.tw)

Date: January 30, 2003
Net operating revenue: NTD 3,142,124,000
Amount of Endorsements/Guarantees: NTD 43,129,526,000
Balance of Third-Party Loan: NTD 2,258,750,000

4.Statements of operation for January 2003 (publicly announced on the website: http://mops.tse.com.tw)

Date: February 14, 2003
Net operating revenue: NTD 3,240,319,000
Amount of Endorsements/Guarantees: NTD 42,368,730,000
Balance of Third-Party Loan: NTD 2,664,778,000

5.Statements of operation for February 2003 (publicly announced on the website: http://mops.tse.com.tw)

Date: March 10, 2003
Net operating revenue: NTD 1,936,778,000
Amount of Endorsements/Guarantees: NTD 42,511,761,000
Balance of Third-Party Loan: NTD 2,809,688,000

6.Statements of operation for March 2003 (publicly announced on the website: http://mops.tse.com.tw)

Date: April 10, 2003
Net operating revenue: NTD 2,828,103,000
Amount of Endorsements/Guarantees: NTD 42,234,172,000
Balance of Third-Party Loan: NTD 1,733,875,000

Attachment 2-B

Monthly Report on changes in Shareholding and Creation and Release of Pledge of Common Shares Held by Directors, Supervisors, Managers and 10% Shareholders of Evergreen Marine Corporation (Taiwan) Ltd.
(Brief English Description)

1. Table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for October 2002. (Publicly announced on the website: http://mops.tse.com.tw)

Date: November 15, 2002

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month
Chairman & Director	Kuo, Shiuan-Yu	448,295	448,295
Director	Chang, Yung-Fa	148,889,416	148,889,416
Director	Chang, Kuo-Hua	187,536,083	187,536,083
Director	Falcon Investment Services Ltd.	105,238,602	105,238,602
Director	Chang, Ming-Bo	538,036	538,036
Total		442,650,432	442,650,432
Supervisor	Falcon Investment Services Ltd.	105,238,602	105,238,602
Supervisor	Evergreen Int'l S.A.	263,916,221	263,916,221
Total		369,154,823	369,154,823
President	Wang, Long-Shung	25,547	25,547
Major Shareholder	Evergreen Int'l S.A.	263,916,221	263,916,221

Minimum on number of shares held by all Directors – 105,239,105 shares

Minimum on number of shares held by all Supervisors – 10,523,910 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement ? Yes.

Title	Name	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month

Chairman & Director	Kuo, Shiuan-Yu	0	0
Director	Chang, Yung-Fa	0	0
Director	Chang, Kuo-Hua	0	0
Director	Falcon Investment Services Ltd.	0	0
Director	Chang, Ming-Bo	0	0
Supervisor	Falcon Investment Services Ltd.	0	0
Supervisor	Evergreen Int'l S.A.	251,205,237	251,205,237
President	Wang, Long-Shung	0	0
Major Shareholder	Evergreen Int'l S.A.	251,205,237	251,205,237

2. Table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for November 2002. (Publicly announced on the website: http://mops.tse.com.tw)

Date: December 9, 2002

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month
Chairman & Director	Kuo, Shiuan-Yu	448,295	448,295
Director	Chang, Yung-Fa	148,889,416	148,889,416
Director	Chang, Kuo-Hua	187,536,083	187,536,083
Director	Falcon Investment Services Ltd.	105,238,602	105,238,602
Director	Chang, Ming-Bo	538,036	538,036
Total		442,650,432	442,650,432
Supervisor	Falcon Investment Services Ltd.	105,238,602	105,238,602
Supervisor	Evergreen Int'l S.A.	263,916,221	263,916,221
Total		369,154,823	369,154,823
President	Wang, Long-Shung	25,547	25,547
Major Shareholder	Evergreen Int'l S.A.	263,916,221	263,916,221

Minimum on number of shares held by all Directors – 105,239,105 shares

Minimum on number of shares held by all Supervisors – 10,523,910 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement ? Yes.

Title	Name	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	0	0
Director	Chang, Yung-Fa	0	0
Director	Chang, Kuo-Hua	0	0
Director	Falcon Investment Services Ltd.	0	0
Director	Chang, Ming-Bo	0	0
Supervisor	Falcon Investment Services Ltd.	0	0
Supervisor	Evergreen Int'l S.A.	251,205,237	251,205,237
President	Wang, Long-Shung	0	0
Major Shareholder	Evergreen Int'l S.A.	251,205,237	251,205,237

3.Table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for December 2002. (Publicly announced on the website: http://mops.tse.com.tw)

Date: January 14, 2003

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month
Chairman & Director	Kuo, Shiuan-Yu	448,295	448,295
Director	Chang, Yung-Fa	148,889,416	148,889,416
Director	Chang, Kuo-Hua	187,536,083	187,536,083
Director	Falcon Investment Services Ltd.	105,238,602	105,238,602
Director	Chang, Ming-Bo	538,036	538,036
Total		442,650,432	442,650,432
Supervisor	Falcon Investment Services Ltd.	105,238,602	105,238,602
Supervisor	Evergreen Int'l S.A.	263,916,221	263,916,221
Total		369,154,823	369,154,823
President	Wang, Long-Shung	25,547	25,547

Major Shareholder	Evergreen Int'l S.A.	263,916,221	263,916,221

Minimum on number of shares held by all Directors – 105,239,105 shares

Minimum on number of shares held by all Supervisors – 10,523,910 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement ? Yes.

Title	Name	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	0	0
Director	Chang, Yung-Fa	0	0
Director	Chang, Kuo-Hua	0	0
Director	Falcon Investment Services Ltd.	0	0
Director	Chang, Ming-Bo	0	0
Supervisor	Falcon Investment Services Ltd.	0	0
Supervisor	Evergreen Int'l S.A.	251,205,237	251,205,237
President	Wang, Long-Shung	0	0
Major Shareholder	Evergreen Int'l S.A.	251,205,237	251,205,237

4.Table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for January 2003. (Publicly announced on the website: http://mops.tse.com.tw)

Date: February 11, 2003

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month
Chairman & Director	Kuo, Shiuan-Yu	448,295	448,295
Director	Chang, Yung-Fa	148,889,416	148,889,416
Director	Chang, Kuo-Hua	187,536,083	187,536,083
Director	Falcon Investment Services Ltd.	105,238,602	105,238,602
Director	Chang, Ming-Bo	538,036	538,036
Total		442,650,432	442,650,432
Supervisor	Falcon Investment	105,238,602	105,238,602

	Services Ltd.		
Supervisor	Evergreen Int'l S.A.	263,916,221	263,916,221
Total		369,154,823	369,154,823
President	Wang, Long-Shung	25,547	25,547
Major Shareholder	Evergreen Int'l S.A.	263,916,221	263,916,221

Minimum on number of shares held by all Directors – 105,239,105 shares

Minimum on number of shares held by all Supervisors – 10,523,910 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement ? Yes.

Title	Name	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	0	0
Director	Chang, Yung-Fa	0	0
Director	Chang, Kuo-Hua	0	0
Director	Falcon Investment Services Ltd.	0	0
Director	Chang, Ming-Bo	0	0
Supervisor	Falcon Investment Services Ltd.	0	0
Supervisor	Evergreen Int'l S.A.	251,205,237	251,205,237
President	Wang, Long-Shung	0	0
Major Shareholder	Evergreen Int'l S.A.	251,205,237	251,205,237

5.Table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for February 2003. (Publicly announced on the website: http://mops.tse.com.tw)

Date: March 12, 2003

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month
Chairman & Director	Kuo, Shiuan-Yu	448,295	448,295
Director	Chang, Yung-Fa	148,889,416	148,889,416
Director	Chang, Kuo-Hua	187,536,083	187,536,083

Director	Falcon Investment Services Ltd.	105,238,602	105,238,602
Director	Chang, Ming-Bo	538,036	538,036
Total		442,650,432	442,650,432
Supervisor	Falcon Investment Services Ltd.	105,238,602	105,238,602
Supervisor	Evergreen Int'l S.A.	263,916,221	263,916,221
Total		369,154,823	369,154,823
President	Wang, Long-Shung	25,547	25,547
Major Shareholder	Evergreen Int'l S.A.	263,916,221	263,916,221

Minimum on number of shares held by all Directors – 105,239,105 shares

Minimum on number of shares held by all Supervisors – 10,523,910 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement ? Yes.

Title	Name	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	0	0
Director	Chang, Yung-Fa	0	0
Director	Chang, Kuo-Hua	0	0
Director	Falcon Investment Services Ltd.	0	0
Director	Chang, Ming-Bo	0	0
Supervisor	Falcon Investment Services Ltd.	0	0
Supervisor	Evergreen Int'l S.A.	251,205,237	251,205,237
President	Wang, Long-Shung	0	0
Major Shareholder	Evergreen Int'l S.A.	251,205,237	251,205,237

6.Table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for March 2003. (Publicly announced on the website: http://mops.tse.com.tw)

Date: April 10, 2003

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month
Chairman & Director	Kuo, Shiuan-Yu	448,295	448,295
Director	Chang, Yung-Fa	148,889,416	148,889,416
Director	Chang, Kuo-Hua	187,536,083	187,536,083
Director	Falcon Investment Services Ltd.	105,238,602	105,238,602
Director	Chang, Ming-Bo	538,036	538,036
Total		442,650,432	442,650,432
Supervisor	Falcon Investment Services Ltd.	105,238,602	105,238,602
Supervisor	Evergreen Int'l S.A.	263,916,221	263,916,221
Total		369,154,823	369,154,823
President	Wang, Long-Shung	25,547	25,547
Major Shareholder	Evergreen Int'l S.A.	263,916,221	263,916,221

Minimum on number of shares held by all Directors – 105,239,105 shares

Minimum on number of shares held by all Supervisors – 10,523,910 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement ? Yes.

Title	Name	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	0	0
Director	Chang, Yung-Fa	0	0
Director	Chang, Kuo-Hua	0	0
Director	Falcon Investment Services Ltd.	0	0
Director	Chang, Ming-Bo	0	0
Supervisor	Falcon Investment Services Ltd.	0	0
Supervisor	Evergreen Int'l S.A.	251,205,237	251,205,237
President	Wang, Long-Shung	0	0
Major Shareholder	Evergreen Int'l S.A.	251,205,237	251,205,237